Mail Stop 3561

March 25, 2008

+8610 6250 1656

Mr. Steve Zhang
Chief Executive Officer
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

      Re: **AsiaInfo Holdings, Inc**
               Form 10-K for the fiscal year ended December 31, 2006
               Filed March 14, 2007
               Form 10-Q for the quarterly period ended September 30, 2007
               Filed November 9, 2007
               File No. 001-15713

Dear Mr. Zhang:

      We have completed our review on the above referenced filings and have no further comments at this time.

               Sincerely,

               Michael Moran
               Accounting Branch Chief